EXHIBIT 99.1

KPMG LLP St. James’ Square Manchester M2 6DS United Kingdom	Tel +44 (0) 161 246 4000 Fax +44 (0) 161 246 4094 DX 724620 Manchester 42
United States Securities and Exchange Commission
The Board of Directors
Sify Limited
II Floor, Tidel Park
No. 4, Canal Bank Road
21 April 2005
Dear Sirs
We were previously auditors of the financial statements of Sify Limited prepared in accordance with generally accepted accounting principles in the United States of America and, under the date 19 April 2004, we reported on the consolidated financial statements of Sify Limited as of and for the years ended 31 March 2004 and 2003.
The Audit Committee of Sify Limited has approved the change of auditors to KPMG (Registered) for the financial statements for the year ended 31 March 2005. We have read the Company’s statements included under the heading “Changes in Registrant’s Certifying Accountants” in its Form 6-K, and we agree with such statements.
Yours faithfully

KPMG LLP